                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

            CONNECTIVCORP F/K/A SPINROCKET COM INC (the "Company")
     ----------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock (par value $.001 per share)
     ----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    784495103
                              ----------------------
                                 (CUSIP Number)

                           c/o Atlantis Equities, Inc.
                        750 Lexington Avenue, 23rd Floor
                               New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 with copies to:

                              Kenneth R. Koch, Esq.
                 Mintz Levin Cohn Ferris Glovsky and Popeo, P.C.
                                666 Third Avenue
                         The Chrysler Center-25th Floor
                            New York, New York 10017
                                 (212) 935-3000

                               November 27, 2000
             ------------------------------------------------------
             (Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784495103
-------------------

1     Name of Reporting Person                  Nancy J. Ellin
      S.S. or I.R.S. Identification No.
      of Above Person
      --------------------------------------------------------------------------

2     Check the Appropriate Box if                   (a) [ ]
      a Member of a Group                            (b) [ ]
      --------------------------------------------------------------------------

3     SEC Use Only

      --------------------------------------------------------------------------

4     Source of Funds                                OO
      --------------------------------------------------------------------------

5     Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or 2(e)         [ ]
      --------------------------------------------------------------------------

6     Citizenship or Place of Organization           U.S.A.
      --------------------------------------------------------------------------

                                7    Sole Voting Power          4,879,936*

                                      * Including the shares underlying options
                                     held by Atlantis Equities, Inc., to
                                     purchase 762,064 shares of the Company's common stock.

                                     -------------------------------------------

Number of Shares                8    Shared Voting Power          650,000
Beneficially Owned by                -------------------------------------------
Reporting Person With
                                9    Sole Dispositive  Power    4,879,936*

                                     * Including the shares underlying options held by Atlantis Equities, Inc., to purchase 762,064 shares of the Company's common stock.

                                     -------------------------------------------

                                10   Shared Dispositive Power     650,000
                                     -------------------------------------------

11    Aggregate Amount Beneficially

      Owned By Each Reporting Person            5,529,936*

      * Including the shares underlying options held by Atlantis Equities, Inc., to purchase 762,064 shares of the Company's common stock.
      --------------------------------------------------------------------------

12    Check Box if the Aggregate Amount
      in Row (11) Excludes Certain Shares        [ ]
      --------------------------------------------------------------------------

13    Percent of Class Represented               24.8%*
       Amount in Row (11)

      *Based on the total number of outstanding shares of common stock reported in the Company's 10-QSB, filed November 14, 2000, plus the shares underlying options held by Atlantis Equities, Inc., to purchase 762,064 shares of the Company's common stock.

      --------------------------------------------------------------------------

14    Type of Reporting Person                         IN

CUSIP No. 784495103
-------------------

1     Name of Reporting Person                  Robert S. Ellin
      S.S. or I.R.S. Identification No.
      of Above Person
      --------------------------------------------------------------------------

2     Check the Appropriate Box if                   (a) [ ]
      a Member of a Group                            (b) [ ]
      --------------------------------------------------------------------------

3     SEC Use Only

      --------------------------------------------------------------------------

4     Source of Funds                                OO
      --------------------------------------------------------------------------

5     Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or 2(e)    [ ]
      --------------------------------------------------------------------------

6     Citizenship or Place of Organization           U.S.A.
      --------------------------------------------------------------------------

                                7    Sole Voting Power                650,000
                                     -------------------------------------------

Number of Shares                8    Shared Voting Power            4,879,936*
Beneficially Owned by                * Including the shares underlying options
Reporting Person With                held by Atlantis Equities, Inc., to
                                     purchase 762,064 shares of the Company's
                                     common stock.
                                     -------------------------------------------

                                9    Sole Dispositive  Power          650,000
                                     -------------------------------------------

                               10    Shared Dispositive Power       4,879,936*
                                     * Including the shares underlying options
                                     held by Atlantis Equities, Inc., to
                                     purchase 762,064 shares of the Company's
                                     common stock.
                                     -------------------------------------------

11    Aggregate Amount Beneficially
      Owned By Each Reporting Person            5,529,936*

      * Including the shares underlying options held by Atlantis Equities, Inc., to purchase 762,064 shares of the Company's common stock.
      --------------------------------------------------------------------------

12    Check Box if the Aggregate Amount
      in Row (11) Excludes Certain Shares           [ ]
      --------------------------------------------------------------------------

13    Percent of Class Represented                 24.8%*
       Amount in Row (11)

      *Based on the total number of outstanding shares of common stock reported in the Company's 10-QSB, filed November 14, 2000, plus the shares underlying options held by Atlantis Equities, Inc., to purchase 762,064 shares of the Company's common stock.

      --------------------------------------------------------------------------

14    Type of Reporting Person                         IN


CUSIP No. 784495103
-------------------

1     Name of Reporting Person                  Dylan, LLC
      S.S. or I.R.S. Identification No.
      of Above Person
      --------------------------------------------------------------------------

2     Check the Appropriate Box if                   (a) [ ]
      a Member of a Group                            (b) [ ]
      --------------------------------------------------------------------------

3     SEC Use Only
      --------------------------------------------------------------------------

4     Source of Funds                                n/a
      --------------------------------------------------------------------------

5     Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)     [ ]
      --------------------------------------------------------------------------

6     Citizenship or Place of Organization           U.S.A.
      --------------------------------------------------------------------------

                                7    Sole Voting Power               0
                                     -------------------------------------------

Number of Shares                8    Shared Voting Power             0
Beneficially Owned by                -------------------------------------------
Reporting Person With
                                9    Sole Dispositive  Power         0
                                     -------------------------------------------

                               10    Shared Dispositive Power        0
                                     -------------------------------------------

11    Aggregate Amount Beneficially
      Owned By Each Reporting Person                0
      --------------------------------------------------------------------------

12    Check Box if the Aggregate Amount
      in Row (11) Excludes Certain Shares           [ ]
      --------------------------------------------------------------------------

13    Percent of Class Represented
      Amount in Row (11)                            0%

      --------------------------------------------------------------------------

14    Type of Reporting Person                      CO

CUSIP No. 784495103
-------------------


1     Name of Reporting Person                  Atlantis Equities, Inc.
      S.S. or I.R.S. Identification No.
      of Above Person
      --------------------------------------------------------------------------

2     Check the Appropriate Box if                   (a) [ ]
      a Member of a Group                            (b) [ ]
      --------------------------------------------------------------------------

3     SEC Use Only

      --------------------------------------------------------------------------

4     Source of Funds                                n/a
      --------------------------------------------------------------------------

5     Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or 2(e)    [ ]
      --------------------------------------------------------------------------

6     Citizenship or Place of Organization           U.S.A.
      --------------------------------------------------------------------------

                                7    Sole Voting Power               0

                                     -------------------------------------------

Number of Shares                8    Shared Voting Power        1,543,973*
                                     *Including the shares underlying options
                                     held by Atlantis Equities, Inc., to
                                     purchase 762,064 shares of the Company's
                                     common stock.
                                     -------------------------------------------
Beneficially Owned by
Reporting Person With
                                9    Sole Dispositive  Power         0
                                     -------------------------------------------

                               10    Shared Dispositive Power   1,543,973*
                                     *Including the shares underlying options
                                     held by Atlantis Equities, Inc., to
                                     purchase 762,064 shares of the Company's
                                     common stock.
                                     -------------------------------------------

11    Aggregate Amount Beneficially
      Owned By Each Reporting Person            1,543,973*
      *Including the shares underlying options held by Atlantis Equities,
      Inc., to purchase 762,064 shares of the Company's common stock.
      --------------------------------------------------------------------------

12    Check Box if the Aggregate Amount
      in Row (11) Excludes Certain Shares            [ ]
      --------------------------------------------------------------------------

13    Percent of Class Represented                    6.9%
       Amount in Row (11)
      *Based on the total number of outstanding shares of common stock reported in the Company's

      10-QSB, filed November 14, 2000, plus the shares underlying options held by Atlantis Equities, Inc., to purchase 762,064 shares of the Company's common stock.

      --------------------------------------------------------------------------

14    Type of Reporting Person                        CO

CUSIP No. 784495103
-------------------

1     Name of Reporting Person              Robert S. Ellin Master Defined Plan
      S.S. or I.R.S. Identification No.
      of Above Person
      --------------------------------------------------------------------------

2     Check the Appropriate Box if                   (a) [ ]
      a Member of a Group                            (b) [ ]
      --------------------------------------------------------------------------

3     SEC Use Only
      --------------------------------------------------------------------------

4     Source of Funds                                   n/a
      --------------------------------------------------------------------------

5     Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or 2(e)        [ ]
      --------------------------------------------------------------------------

6     Citizenship or Place of Organization              U.S.A.
      --------------------------------------------------------------------------

                                7    Sole Voting Power               650,000
                                     -------------------------------------------

Number of Shares                8    Shared Voting Power             0
Beneficially Owned by                -------------------------------------------
Reporting Person With
                                9    Sole Dispositive  Power         650,000
                                     -------------------------------------------

                               10    Shared Dispositive Power        0
                                     -------------------------------------------

11    Aggregate Amount Beneficially
      Owned By Each Reporting Person            650,000
      --------------------------------------------------------------------------

12    Check Box if the Aggregate Amount
      in Row (11) Excludes Certain Shares            [ ]
      --------------------------------------------------------------------------

13    Percent of Class Represented                    3.0%
       Amount in Row (11)
      --------------------------------------------------------------------------

14    Type of Reporting Person                        OO

CUSIP No. 784495103
-------------------

1     Name of Reporting Person               Robert S. Ellin Family 1997 Trust
      S.S. or I.R.S. Identification No.
      of Above Person
      --------------------------------------------------------------------------

2     Check the Appropriate Box if              (a) [ ]
      a Member of a Group                       (b) [ ]
      --------------------------------------------------------------------------

3     SEC Use Only
      --------------------------------------------------------------------------

4     Source of Funds                                 n/a
      --------------------------------------------------------------------------

5     Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or 2(e)   [ ]
      --------------------------------------------------------------------------

6     Citizenship or Place of Organization          U.S.A.
      --------------------------------------------------------------------------

                                7    Sole Voting Power               250,000
                                     -------------------------------------------

Number of Shares                8    Shared Voting Power             0
Beneficially Owned by                -------------------------------------------
Reporting Person With
                                9    Sole Dispositive  Power         250,000
                                     -------------------------------------------

                               10    Shared Dispositive Power        0
                                     -------------------------------------------

11    Aggregate Amount Beneficially
      Owned By Each Reporting Person            250,000
      --------------------------------------------------------------------------

12    Check Box if the Aggregate Amount
      in Row (11) Excludes Certain Shares            [ ]
      --------------------------------------------------------------------------

13    Percent of Class Represented                  1.2%
       Amount in Row (11)
      --------------------------------------------------------------------------

14    Type of Reporting Person                        OO

                           Statement on Schedule 13D/A
                                    under the
                   Securities Exchange Act of 1934, as amended

     This Statement on Schedule 13D/A (this "Statement"), which is being filed jointly by the Reporting Persons (as defined in Item 2), also constitutes Amendment No. 1 to the Statement on Schedule 13D previously filed by Dylan LLC ("Dylan") and Amendment No. 2 to the Statement on Schedule 13D previously filed by Atlantis Equities, Inc., a New York corporation ("Atlantis"). This Statement amends the previously filed Statements on Schedule 13D filed by the Reporting Persons. Information in this Statement with respect to each Reporting Person or its affiliates has been provided by such Reporting Person.

Item 1.    Security and Issuer.
           --------------------

      The title of the class of equity securities to which the statement on
Schedule 13D/A relates is the common stock, $.001 per share par value (the "Common Stock") of ConnectivCorp, a Delaware corporation F/K/A SPINROCKET COM INC (the "Company"). The principal executive offices of the Company are located at 29 West 57th Street, 9th Floor, New York, New York 10019.

Item 2.    Identity and Background.
           ------------------------

     (a) The name of the persons filing (the "Filing Persons") this Schedule 13D/A are Nancy J. Ellin (Ms. Ellin"), Robert S. Ellin ("Mr. Ellin"), Atlantis, Dylan, Robert S. Ellin Family 1997 Trust (the "Trust") and Robert S. Ellin Master Defined Plan (the "Plan"). Dylan dissolved in October 2000 and distributed all of its Common Stock on November 27, 2000, to its members. Ms. Ellin was the Managing Member of Dylan and is currently the sole stockholder of Atlantis. Mr. Ellin is the husband of Ms. Ellin and is the trustee of the Plan and the Chairman of the Board of the Company. Mr. Ellin's brother, Howard Ellin ("Howard") is the trustee of the Trust.

     (b) The business address of the Ms. Ellin, Mr. Ellin, Dylan, the Plan and Atlantis is 750 Lexington Avenue, 23rd Floor, New York, New York 10022. The business address of the Trust is c/o Howard Ellin, Trustee, 106 Central Park South, New York, New York 10019.

     (c) Ms. Ellin is presently the sole officer, director and stockholder of Atlantis, a merchant banking firm located at 750 Lexington Avenue, 23rd Floor, New York, NY 10022. Mr. Ellin is presently the Chairman of the Board of the Company.

     (d) The Filing Persons have not been, during the last five years, convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors).

     (e) The Filing Persons have not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Ms. Ellin, Mr. Ellin and Howard are citizens of the United States. Dylan is a Delaware limited liability company and Atlantis is a New York corporation.

Item 3.    Source and Amount Of Funds Or Other Consideration.
           --------------------------------------------------

           Not applicable.

Item 4.    Purpose of Transaction.
           -----------------------

     Ms. Ellin became the beneficial owner of 3,335,963 shares of Common Stock as a result of a pro rata distribution by Dylan on November 27, 2000, to its members of all shares of Common Stock. Ms. Ellin may also be deemed to be the beneficial owner of an additional 1,543,973 shares of Common Stock beneficially owned by Atlantis, as the sole stockholder of Atlantis, and may be deemed to be the beneficial owner of 650,000 shares of Common Stock received by the Plan from Dylan's pro rata distribution by way of Ms. Ellin's and Mr. Ellin's relationship. Atlantis owns 781,909 shares of Common Stock and options to purchase 762,064 shares of Common Stock, exercisable at $2.50 per share until December 31, 2000. In light of the fact that Ms. Ellin controls Atlantis, and in light of Ms. Ellin's and Mr. Ellin's relationship, Ms. Ellin, Mr. Ellin and Atlantis may be deemed a group. As a result of Dylan's pro rata distribution , the Trust received 250,000 shares of Common Stock and the Plan received 650,000 shares of Common Stock. Dylan no longer holds any shares of Common Stock after it pro rata distribution on November 27, 2000.

     The Reporting Persons at any time, or from time to time, may acquire additional shares of Common Stock or dispose of shares of Common Stock. Mr. Ellin is the Chairman of the Board of the Company. Except for Mr. Ellin, in his capacity as Chairman of the Board of the Company, the Reporting Persons, except as described above, have no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company's business or corporate structure;

(g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

     (a) The Reporting Persons beneficially own, in the aggregate, 5,779,936 shares of Common Stock, which represents, in the aggregate, 26.0% of the outstanding Common Stock of the Company. This includes (i) 5,729,936 shares of Common Stock (24.8%), in the aggregate, beneficially owned by Ms. Ellin, of which 3,335,963 shares Ms. Ellin received in the pro rata distribution by Dylan, 1,543973 shares that Ms. Ellin may be deemed to be the beneficial owner of as the sole stockholder of Atlantis, and 650,000 shares that

Ms. Ellin may be deemed to be the beneficial owner of by way of Ms. Ellin's and Mr. Ellin's relationship, (ii) 5,729,936 shares of Common Stock (24.8%), in the aggregate, beneficially owned by Mr. Ellin, which consist of 650,000 shares that Mr. Ellin may be deemed to be the beneficial owner of as the trustee of the Plan and 4,879,936 shares that Mr. Ellin may be deemed to be the beneficial owner of by way Ms. Ellin's and Mr. Ellin's relationship, (iii) 1,543,973 shares of Common Stock (6.9%) beneficially owned by Atlantis, which includes the shares underlying options held by Atlantis to purchase 762,064 shares of Common Stock,
(iv) 250,000 shares Common Stock (1.2%) received by the Trust as a result of Dylan's pro rata distribution, and (v) 650,000 shares Common Stock (3.0%) received by the Plan as a result of Dylan's pro rata distribution. In light of the fact that Ms. Ellin controls Atlantis, and in light of Ms. Ellin's and Mr. Ellin's relationship, Ms. Ellin, Mr. Ellin and Atlantis may be deemed a group. Dylan no longer owns any shares of Common Stock after its pro rata distribution on November 27, 2000.

     This Statement does not include the shares of Common Stock owned by Mr. Ellin's parents and brothers, as to which Mr. Ellin and Ms. Ellin disclaim beneficial ownership of. Mr. Ellin also disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Trust.

     (b) Ms. Ellin has sole voting power, and the sole power to dispose of, 4,879,936 shares of Common Stock, which includes the sole power to direct the voting and disposition of the 1,543,973 shares of Common Stock owned by Atlantis. Ms. Ellin also has shared voting power and shared dispositive power over 650,000 shares of Common Stock by way of Ms. Ellin's and Mr. Ellin's relationship. Howard has sole voting power and the sole power to dispose of the 250,000 shares of Common Stock beneficially owned by the Trust as the trustee of the Trust. Mr. Ellin has sole voting power and the sole power to dispose of the 650,000 shares of Common Stock beneficially owned by the Plan as the trustee of the Plan. Mr. Ellin also has shared voting power and shared dispositive power over 4,879,936 shares of Common Stock by way of Mr. Ellin's and Ms. Ellin's relationship.

     (c) During the 60 days preceding the filing of this report, the only transactions involving Common Stock made by the Filing Persons were as described above.

     (d) None.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer.
        ----------------------------------------------------------------------

     Ms. Ellin served as the Managing Member of Dylan before its dissolution and received 3,335,963 shares of Common Stock from Dylan's pro rata distribution of Common Stock to its members. Ms. Ellin is currently the sole director, officer and shareholder of Atlantis and, therefore, is the beneficial owner of 1,543,973 shares of Common Stock beneficially owned by Atlantis. Mr. Ellin is the Chairman of the Board of the Company, the trustee of the Plan, which is the beneficial owner of 650,000 shares of Common Stock, and the husband of Ms. Ellin. Mr. Ellin's brother, Howard, is the trustee of the Trust, which is the beneficial owner of 250,000 shares of Common Stock.

Item 7. Material To Be Filed As Exhibits.
        ---------------------------------

        Not applicable.

                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.

     Dated:   December 6, 2000      /s/ Nancy J. Ellin
                                      ------------------------------
                                      Nancy J. Ellin

                                      Dylan LLC,

                                      /s/ Nancy J. Ellin
                                      --------------------------------
                                      Nancy J. Ellin

                                      /s/ Robert S. Ellin
                                      --------------------------------
                                      Robert S. Ellin

                                      Atlantis Equities, Inc.,

                                      /s/ Nancy J. Ellin
                                      --------------------------------
                                      Nancy J. Ellin

                                      Robert S. Ellin Family 1997 Trust

                                      /s/ Howard Ellin
                                      --------------------------------
                                      Howard Ellin

                                      Robert S. Ellin Master Defined Plan

                                      /s/ Robert S. Ellin
                                      --------------------------------
                                      Robert S. Ellin